

September 6, 2023

Steven Richards
Chief Executive Officer
SCCI National Holdings, Inc.
530 Technology Drive
Suite 300
Irvine, CA 92618

      Re: SCCI National Holdings, Inc.
          Draft Registration Statement on Form S-1
          Submitted August 10, 2023
          CIK No. 0001887944

Dear Steven Richards:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. Please revise the graphics at the forefront of the registration statement to present a balanced picture of the company's financial health by including net income for the most recent interim period and for the year ended December 31, 2022. Refer to Compliance Disclosure Interpretations, Securities Act Forms 101.02. Please also ensure that any footnotes to the graphics are legible.

Prospectus Summary

Our Company, page 1

2.   The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, please revise to balance your disclosure here, and in the business section, with disclosure regarding any adverse experiences you have encountered since you separated from AECOM. Additionally, we note you have included disclosure related to work performed by an affiliate of AECOM. Please advise why you believe it is appropriate to reference work performed by Morrison Knudsen. Additionally, please revise your disclosure to clarify what services are provided by you and what services you rely upon subcontractors and joint venture affiliates to perform.

Our Market Opportunity, page 7

3.   With respect to your estimate of the size of the market opportunity, clarify your disclosure by addressing the scope of your estimate. For example, disclose whether management views this as the size of the market opportunity for similar companies as a whole, or if it is specific to SCCI. Also, balance this disclosure with a discussion of the increasing number of competitors in the industry and clarify that your estimate may not be reflective of the actual market.

Risk Factors

We may be required to make additional payments to AECOM, page 28

4.   We note your disclosure that you may need to make additional payments to AECOM. Please quantify your total potential exposure to AECOM. Please clarify the impact this could have on investors, including whether proceeds of this offering could be used to make these payments. Please also revise your disclosure on page 107 as appropriate in accordance with Item 404 of Regulation S-K.

An inability to secure sufficient aggregate reserves..., page 31

5.   Please explain how aggregate reserves are determined and the amount you are required to have on hand for your current operations. Please clarify if you have sufficient funds on hand, and please address the impact it will have on you and your investors if you are determined not to have sufficient reserves on hand.

We are an emerging growth company..., page 46

6.   Please expand this risk factors to clarify that your financials will not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Cautionary Statement Concerning Forward Looking Statements, page 48

7.   We note your statement that you disclaim any obligation to update any forward- looking statements. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law. Additionally, your bullet points as to what constitutes a forward-looking statement is overly broad. Please revise as appropriate.

Use of Proceeds, page 51

8.   We note that you intend to use proceeds to repay debt. Please provide all of the disclosure required by instruction 4 of Item 504 of Regulation S-K. Additionally, we note that you intend to use proceeds to acquire companies. Please advise whether you have identified companies for acquisition. Please clarify what part of proceeds you intend to use for these purposes. We may have further comments.

Management's Discussion and Analysis..., page 55

9.   Please provide a breakdown of your backlog of contracts, current contracts and contracts that you have bid on. With respect to the backlog and current contracts, please clarify which are fixed price contracts and which are cost plus contracts. Please disclose how many of these contracts are with state or federal agencies and how many are private contracts. Please disclose your anticipated completion dates and anticipated costs and potential revenue. Please also clarify which contracts are joint venture agreements. Further, please clarify which contracts are subject to possible contractual obligations to AECOM. Please also revise your disclosure in your business section as appropriate.

Business
Our Projects, page 75

10.   We note the disclosure regarding your operations starting on page 76. Please clarify which properties have been completed and which are still ongoing. We also note your disclosure on page 89 that you have facilities in multiple places throughout the country. Your disclosure indicates that you have offices in California and Colorado. Please expand your disclosure to clarify where you can operate and whether you have sufficient equipment available at every facility.

Selective Bidding Process and Project Management, page 84

11.   Please provide a more detailed overview of how management determines whether to bid on a project and your success rate of being awarded such projects.

Executive Compensation, page 97

12.   We note that you will enter into the 2023 Omnibus plan. Please file this pursuant to Item 601(b)(10) of Regulation S-K.

Financial Statements
Notes to the Consolidated Financial Statements
Note 1. Business, Basis of Presentation and Significant Accounting Policies, page F-7

13.   Please provide us with additional information with respect to the timing of the sale of Shimmick to SCC Group. Based on disclosure in your financial statements, it appears that the acquisition of Shimmick was closed (and recorded in your financial statements) as of January 2, 2021. However, based on disclosure on page 55 it appears that SCC Group merged with and into Shimmick on November 29, 2021. Please reconcile the apparent discrepancy for us and clarify how you determined the transaction should be recorded as of January 1, 2021. In your response, please tell us whether SCC Group had any substantive operations, assets or liabilities prior to the merger with Shimmick.

Part II. Information not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules, page II-2

14.   Please file your executed Articles of Incorporation. Please see Item 601(b)(3) of Regulation S-K.

General

15.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

         You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Real Estate & Construction

cc: Zachary Davis, Esq.